CNA
For All the Commitments You Make
125 Broad Street, New York, NY  10004

Declarations
INVESTMENT COMPANY FIDELITY BOND

CUSTOMER NUMBER
237226

DATE ISSUED
03/09/2016

POLICY NUMBER
287321571
PRODUCER NO.
700401

COVERAGE IS PROVIDED BY
Continental Insurance Company
(herein called "Underwriter")


NAMED INSURED AND ADDRESS
PRODUCER
Item 1.AQR Funds		         Frank Crystal & Co., Inc.
       (herein called "Insured")         John Feniello
       Two Greenwich Plaza, 3rd Floor    32 Old Slip
       Greenwich, CT  06830              New York, NY 10005

Item 2.	Policy Period:		From 12:01 a.m. on 12/17/2015
				to 12:01 a.m.on 12/17/2016 standard time.

Item 3. Limit of Liability:	$ 2,500,000 per Loss.

	Provided, however that if specific limits, either greater or lesser, are inserted opposite any specified INSURING CLAUSE, such specific limits shall
	be applicable to such INSURING CLAUSES 	in lieu of,
	and not in addition to, such bond limit. If "NOT COVERED" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE shall be deemed to be deleted from this bond.

	INSURING CLAUSE	   		LIMIT OF LIABILITY  DEDUCTIBLE

	Employee			$2,500,000          $0
	Premises			$2,500,000          $15,000
	Transit				$2,500,000          $15,000
	Forgery or Alteration		$2,500,000          $15,000
	Extended Forgery		$2,500,000          $15,000
	Securities			$2,500,000          $15,000
	Counterfeit Currency		$2,500,000          $15,000
	Threats to Persons		Not Covered         Not Covered
	Computer Systems Fraud		$2,500,000          $15,000
	Voice Initiated Transactions	$50,000             $5,000
	Uncolliectible Items of Deposit	$50,000             $5,000
	Audit Expense			$50,000             $5,000
	Claims Expense			$50,000             $5,000

	Provided, that there shall be no deductible applicable 	to any loss
	under INSURING CLAUSE 1. sustained by any Investment Company.

Item 4.	The liability of the Underwriter is also subject to the terms
 	of the following endorsements executed simultaneously herewith:

	G-145125-A 	Ed. 08/03 Policyholder Notice Economic and Trade
			Sanctions Condition
	G-145184-A 	Ed. 06/03 Economic and Trade Sanctions Condition
	PRO-4138-A 	Ed. 10/99 Increase in Asset Size Endorsement
	PRO-4144-A 	Ed. 01/00 Growth in Size Provisions
 	FIG-4126-A	Ed. 06/99 Stop Payment Legal Liability Rider
	GSL-5304-XX	Ed. 12/04 Unauthorized Signature Rider
 	GSL-8007-XX	Ed. 02/06 Telefacsimile Transfer Fraud
 	SR-6184-A 	Ed. 12/93 Voice Initiated Transfer Fraud Insuring Agreement
	SR6196		Ed. 12/93 Computer Systems Fraud
 	FIG-4029-A	Ed. 06/98 Fidelity Claims Expense
 	FIG-4124-A	Ed. 06/99 Automated Phone System


G-131698-A
Ed. date 6/98


CNA
For All the Commitments You Make
125 Broad Street, New York, NY  10004

Declarations
INVESTMENT COMPANY FIDELITY BOND


Item 5.	Notice of claim should be sent to the Underwriter at:
							CNA Pro
							Fidelity-Bonding
							125 Broad Street
							New York, NY 10004


IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its Chairman and Secretary,at Chicago, Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative or attorney-in-fact of the Underwriter

By  			         Countersigned By: /s/ Mark Herman
   ----------------------------              	  ----------------------------
   Attorney-in-fact	  		          Authorized Representative



G-131698-A
Ed. date 6/98

CNA
For All the Commitments You Make


The UNDERWRITER, in consideration of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the UNDERWRITER by the INSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the INSURED for:

INSURING CLAUSES

1.	EMPLOYEE COVERAGE

	Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.

2.	PREMISES COVERAGE

	A. PROPERTY

	Loss of Property resulting directly from robbery, burglary, common-law or statutory larceny, hold-up, misplacement, mysterious unexplainable disappearance, damage, destruction or abstraction or removal from the possession, custody or control of the INSURED, while such Property is lodged or deposited within any offices or premises located anywhere.

	B. OFFICES AND EQUIPMENT

	Loss of, or damage to furnishings, fixtures, stationery, supplies, equipment, safes or vaults (but excluding all electronic data processing equipment) within any of the INSURED'S offices resulting directly from robbery, burglary, common law or statutory larceny or hold-up of such offices, or attempt thereat, or by vandalism or malicious mischief, or loss through damage to any office resulting directly from robbery, burglary, common law or statutory larceny or hold-up of such office, or attempts thereat, or to the interior of any such office by vandalism or malicious mischief, provided, in any event that the INSURED is the owner of such offices, furnishings, fixtures, stationery, supplies, equipment, safes or vaults or is legally liable for such loss or damage always excepting, however, a loss or damage through fire.

3.	TRANSIT COVERAGE

	Loss of Property resulting directly from robbery, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage to or destruction of, while the Property is in transit anywhere:

	a. in an armored motor vehicle, including loading and unloading thereof,
	b. in the custody of a natural person acting as a messenger of the INSURED, or
	c. in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

  	   I.	written records,
  	   II.	securities issued in registered form which are not
	        endorsed orare restrictively endorsed, or
  	   III.	negotiable instruments not payable to bearer, which are
	        not endorsed or are restrictively endorsed.

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	Coverage under this INSURING CLAUSE begins immediately on
	the receipt of such Property by the natural person acting as a messenger or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4.	FORGERY OR ALTERATION COVERAGE

	Loss resulting directly from:

	a. Forgery or fraudulent material alteration of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries,letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

	b. transferring, paying or delivering any funds or other Property,or establishing any credit or giving any value in reliance on any written instructions, advices, or applications directed to the INSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications purport to bear the handwritten signature of any customer of the INSURED, or shareholder or subscriber to shares of an Investment Company, or of any banking institution, stockbroker or Employee but which instructions or applications either bear a Forgery or a fraudulent material alteration without the knowledge and consent of such customer, shareholder, subscriber to shares, banking institution,stockbroker, or Employee;

	excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this bond.

	A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

5.	EXTENDED FORGERY COVERAGE

	Loss resulting directly from the INSURED having in good faith, and in the ordinary course of business, whether for its own account or for the account of others, in any capacity:

	a. acquired, accepted or received, sold or delivered, given value,extended credit, or assumed liability in reliance upon any original Securities, documents or other written instruments which prove:

	    I. 	 to bear a Forgery or fraudulent material alteration,
	    II.	 to have been lost or stolen, or
	    III. to be Counterfeit, or

	b. guaranteed in writing or witnessed any signatures upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any Securities, documents or other written instruments which pass or purport to pass title to them.

            Actual physical possession, and continued actual physical possession, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution is a condition precedent to the INSURED having relied on such items. Release or return of such items is an acknowledgment by the INSURED that it no longer relies on such items.

	A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

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6.	COUNTERFEIT CURRENCY COVERAGE

	Loss resulting directly from the receipt by the INSURED, in good faith, of any Counterfeit money orders, currencies or coin of any country.

7.	THREATS TO PERSONS COVERAGE

	Loss resulting directly from surrender of Property away from an office of the INSURED as a result of a threat communicated to the INSURED to do bodily harm to an Employee as defined in paragraphs (1), (2) and (5) of the definition, a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

	a. the Employee who receives the threat has made a reasonable effort to notify an officer of the INSURED who is not involved in such threat, and
	b. the INSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

	It is agreed that for purposes of the INSURING CLAUSE, any Employee of the INSURED, as set forth in the preceding paragraph, shall be deemed to be an INSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

8.	COMPUTER SYSTEMS COVERAGE

	Loss resulting directly from fraudulent entry of data into or change of data elements or programs within the INSURED'S proprietary Computer System or a Computer System operated or used by the INSURED and declared in the APPLICATION, provided that the fraudulent entry or change causes:

	a.  Property to be transferred, paid or delivered,
	b. an account of the INSURED, or of its customer, to be added, deleted, debited, or credited, or
	c. an unauthorized account or a fictitious account to be debited or credited.

9.	VOICE INITIATED TRANSACTION COVERAGE

	Loss resulting directly from a Voice Initiated Transaction directed to the INSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer's account, provided such Voice Initiated Transaction was:

	a. received at the INSURED'S offices by those Employees of the INSURED specifically authorized to receive the Voice Initiated Transaction,
	b.   made by a person purporting to be a Customer, and
	c. made by said person for the purpose of causing the INSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

	In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Transactions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the UNDERWRITER.

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10.	UNCOLLECTIBLE ITEMS OF DEPOSIT COVERAGE

	Loss resulting directly from the INSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of said account causes:

	a.   redemption's or withdrawals to be permitted,
	b.   shares to be issued, or
	c.   dividends to be paid,
	from an account of an Investment Company.

	In order for coverage to apply under this INSURING CLAUSE, the INSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemption's or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

	Items of Deposit shall not be deemed uncollectible until the INSURED'S standard collection procedures have failed.

11.	AUDIT EXPENSE COVERAGE

	Reasonable expense incurred by the INSURED for that part of an audit or examination required by any governmental regulatory authority or self-regulatory organization and actually conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the INSURED and covered by this bond.


			CONDITIONS AND LIMITATIONS

1.	EXCLUSIONS

	A.   GENERAL EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES

	This bond does not directly or indirectly cover:

	(1)	loss not reported to the UNDERWRITER in writing
		within thirty (30) days after termination of this bond as an entirety;

	(2)	loss due to riot or civil commotion outside the
		United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. However, this exclusion shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the INSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

	(3)	loss resulting from dishonest acts by any member of the
		Board of Directors or Board of Trustees of the INSURED who is not an Employee, acting alone or in collusion with others;

	(4)	loss, or that part of any loss, resulting solely from
		any violation by the INSURED or by any Employee of any law, or rule, or regulation pursuant to any
		 law regulating:

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		a. the issuance, purchase or sale of securities,
		b. transactions on security or commodity exchanges
		   or the over-the-counter markets,
		c. investment companies, or
		d. investment advisors;

	(5)	loss of potential income including, but not limited
		to, interest and dividends not realized by the INSURED or by any customer of the INSURED;

	(6)	loss resulting from indirect or consequential loss of
		any nature;

	(7)	damages of any type for which the INSURED is legally
		liable, except compensatory damages (but not multiples thereof) arising from a loss covered under this bond;

	(8)	loss resulting from the effects of nuclear fission
		or fusion or radioactivity;

	(9)	loss resulting from the theft of confidential information,
		 material or data;

	(10)	costs, fees and expenses incurred by the INSURED in
		establishing the existence or amount of loss under this bond, provided however, this EXCLUSION shall not apply to INSURING CLAUSE 11.;

	(11)	loss resulting from voice requests or instructions
		received over the telephone, provided however, this EXCLUSION shall not apply to INSURING CLAUSE 7. or 9.

	B.	SPECIFIC EXCLUSIONS  APPLICABLE TO ALL INSURING CLAUSES
		EXCEPT INSURING CLAUSE 1.

	This bond does not directly or indirectly cover:

	(1)	loss caused by an Employee, provided, however, this
		EXCLUSION shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage to or destruction of Property;

	(2)	loss through the surrender of Property away from an
		office of the INSURED as a result of a threat:

	        a. to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger of the INSURED,provided that when such transit was initiated there was no knowledge by the INSURED of any such threat, and provided further that this EXCLUSION shall not apply to INSURING CLAUSE 7., or
	        b. to do damage to the premises or property of the INSURED;

	(3)	loss involving Items of Deposit which are not finally paid
		for any reason provided however, that this EXCLUSION shall not apply to INSURING CLAUSE 10.;

	(4)	loss resulting from payments made or withdrawals from any
		account involving
		erroneous credits to such account;

	(5)	loss of Property while in the mail:

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	(6)	loss of Property while in the custody of a Transportation
		Company, provided however, that this EXCLUSION shall not apply to INSURING CLAUSE 3.;

	(7)	loss resulting from the failure for any reason of a
		financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the INSURED provided further that this EXCLUSION shall not apply to loss of Property resulting directly from robbery, burglary, hold-up, misplacement, mysterious unexplainable disappearance, damage, destruction or abstraction from the possession, custody or control of the INSURED.

	C.	EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES EXCEPT
		INSURING CLAUSES 1., 4., 5.

	This bond does not directly or indirectly cover:

	(1)	loss resulting from forgery or any alteration;

	(2)	loss resulting from the complete or partial non-payment
		of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses;

	(3)	loss involving a counterfeit provided, however, this
		EXCLUSION shall not apply to INSURING CLAUSE 5. or 6.

2.	DISCOVERY

	This bond applies only to loss first discovered by any partner, director, trustee, officer or supervisory employee of the INSURED during the BOND PERIOD. Discovery occurs at the earlier of such individuals being aware of;

	a. facts which may subsequently result in a loss of a type covered by this bond,or
	b. an actual or potential claim in which it is alleged that the INSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT or the exact amount or details of loss may not then be known.

3.	NOTICE TO UNDERWRITER - PROOF - LEGAL PROCEEDINGS AGAINST
	UNDERWRITER

	a.    At the earliest practicable moment, not to exceed thirty
	      (30) days after discovery of loss, the INSURED shall give the UNDERWRITER notice thereof.
	b. Within six (6) months after such discovery, the INSURED shall furnish to the UNDERWRITER proof of loss, duly sworn to, with full particulars.
	c.    Securities listed in a proof of loss shall be identified by
	      certificate or  bond numbers, if issued with them.
	d.    Legal proceedings for the recovery of any loss under this
	      bond shall not be brought prior to the expiration of
	      sixty (60) days after the proof of loss is filed with the UNDERWRITER or after the expiration of twenty-four
	      (24) months from the  discovery of such loss.
	e.    This bond affords coverage only in favor of the INSURED.
	      No claim, suit, action or legal proceedings shall be brought under this bond by anyone other than the INSURED.

4.	LIMIT OF LIABILITY/NON - REDUCTION AND NON-ACCUMULATION OF
	LIABILITY

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	At all times prior to termination of this bond, this bond
	shall continue in force for the limit stated in the applicable sections of ITEM 3. of the DECLARATIONS, notwithstanding any previous loss for which the UNDERWRITER may have paid or be liable to pay under this bond provided, however, that the liability of the UNDERWRITER under this bond with respect to all loss resulting from:

	a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or
	b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or
	c. all acts, other than those specified in a. above, of any one person, or
	d. any one casualty or event other than those specified in a., b., or c. above,

	shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

	All acts, as specified in c. above, of any one person which

	i. directly or indirectly aid in any way wrongful acts of any other person or persons, or
	ii. permit the continuation of wrongful acts of any other person or persons

	whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

5.	DEDUCTIBLE

	The UNDERWRITER shall not be liable under any INSURING
	CLAUSES of this bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the INSURED, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the UNDERWRITER on account thereof prior to payment by the UNDERWRITER of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in
	ITEM 4. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS.

	There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

6.	COURT COSTS AND ATTORNEYS' FEES

	The UNDERWRITER will indemnify the INSURED for court costs and reasonable attorneys' fees incurred and paid by the INSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the INSURED would be entitled to recovery under this bond. However, with respect to INSURING CLAUSE 1. this Section shall only apply in the event that:

	a. an Employee admits to being guilty of Larceny or Embezzlement,
	b. an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

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	c.   in the absence of a. or b. above, an arbitration panel
	     agrees, after a review of an agreed statement of facts between the UNDERWRITER and the INSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

	The INSURED shall promptly give notice to the UNDERWRITER of any such suit or legal proceeding and at the request of the UNDERWRITER shall furnish copies of all pleadings and pertinent papers to the UNDERWRITER. The UNDERWRITER may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the UNDERWRITER shall be in the name of the INSURED through attorneys selected by the UNDERWRITER. The INSURED shall provide all reasonable information and assistance as required by the UNDERWRITER for such defense.

	If the amount demanded in any such suit or legal proceeding is greater than the LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS for the applicable INSURING CLAUSE, or if a DEDUCTIBLE AMOUNT is applicable, or both, the UNDERWRITER'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

	Amounts paid by the UNDERWRITER for court costs and attorneys' fees shall be in addition to the LIMIT OF
	LIABILITY stated in ITEM 3. of the DECLARATIONS.

	If the UNDERWRITER declines to defend the INSURED, no settlement without the prior written consent of the UNDERWRITER nor judgment against the INSURED shall determine the existence, extent or amount of coverage under this bond, and the UNDERWRITER shall not be liable for any costs, fees and expenses incurred by the INSURED.




7.	VALUATION OF PROPERTY

	The value of any loss of Property other than books of account or other records used by the INSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the INSURED with the consent of the UNDERWRITER and prior to the settlement of any claim for such Property shall be actual market value at the time of replacement.

	In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration.
	If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

	The value of any loss of Property consisting of books of account or other records used by the INSURED in the conduct of its business shall be the amount paid by the INSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the INSURED for the actual transcription or copying of data to reproduce such books of account or other records.

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8.	VALUATION OF PREMISES AND FURNISHINGS

	In the case of loss or damage to any office of the INSURED or to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults, the UNDERWRITER shall not be liable for more than the actual cash value thereof, or for more than the actual cost of replacement or repair. The UNDERWRITER may, at its election, pay such actual cash value or make such replacement or repair. If the UNDERWRITER and the INSURED cannot agree upon the actual cash value or the cost of replacement or repair, it shall be determined by arbitration.

9.	SECURITIES SETTLEMENT

	In the event of a loss of securities covered under this bond, the UNDERWRITER may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

	The indemnity required from the INSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the UNDERWRITER'S indemnity shall be:

	a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT one hundred (100% percent);
	b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY- the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;
	c. for securities having a value greater than the applicable LIMIT OF LIABILITY the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT
	     OF LIABILITY bears to the value of the securities.

	The value referred to in a., b., and c. above is the value in accordance with SECTION 8, VALUATION OF PROPERTY, regardless of the value of such securities at the time the loss under the UNDERWRITER'S indemnity is sustained.

	The UNDERWRITER is not required to issue its indemnity for any portion of a loss of securities which is not covered by this bond; however, the UNDERWRITER may do so as a courtesy to the INSURED and at its sole discretion.

	The INSURED shall pay the proportion of the UNDERWRITER'S premium charge for the UNDERWRITER'S indemnity as set forth in a., b., and
	c. above. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the INSURED to obtain replacement securities.


10.	SUBROGATION - ASSIGNMENT-RECOVERY

	In the event of a payment under this bond, the UNDERWRITER shall be subrogated to all of the INSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the INSURED shall deliver to the UNDERWRITER an assignment of the INSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

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For All the Commitments You Make


	Recoveries, whether effected by the UNDERWRITER or by the INSURED, shall be applied net of the expense of such recovery, first to the satisfaction of the INSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY, second, to the UNDERWRITER in satisfaction of amounts paid in settlement of the INSURED'S claim and third, to the INSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT.
	Recovery from reinsurance and/or indemnity of the UNDERWRITER shall not be deemed a recovery under this section.

11.	COOPERATION OF INSURED

	At the UNDERWRITER'S request and at reasonable times and places designated by the UNDERWRITER the INSURED shall submit to examination by the UNDERWRITER and subscribe to the same under oath, produce for the UNDERWRITER'S examination all pertinent records, and cooperate with the UNDERWRITER in all matters pertaining to the loss.

	The INSURED shall execute all papers and render assistance to secure to the UNDERWRITER the rights and causes of action provided for under this bond. The INSURED shall do nothing after loss to prejudice such rights or causes of action.

12.	OTHER INSURANCE

	Coverage under this bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of the INSURED, a Transportation Company, or another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.


13.	ADDITIONAL COMPANIES INCLUDED AS INSURED

	If more than one corporation, or Investment Company, or any combination of them is included as the INSURED herein:

	a. The total liability of the UNDERWRITER under this bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the UNDERWRITER would be liable under this bond if all such losses were sustained by any one of them.
	b. Only the first named INSURED shall be deemed to be the sole agent of the others for all purposes under this bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this bond. The UNDERWRITER shall furnish each Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named INSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.
	c. The UNDERWRITER shall not be responsible for the proper application of any payment made hereunder to the first named INSURED.
	d. Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any INSURED shall constitute knowledge or discovery by all the INSUREDS for the purposes of this bond.
	e. If the first named INSURED ceases for any reason to be covered under this bond, then the INSURED next named shall thereafter be considered as the first named
	     INSURED for the purpose of this bond.


G-131697-A						Page 10 of 15
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For All the Commitments You Make


14.	ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR
	PURCHASE OR ACQUISITION OF ASSETS OR LIABILITIES - NOTICE TO
	UNDERWRITER

	If the INSURED, other than an Investment Company, while this bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the INSURED shall not have the coverage afforded under this bond for loss which:

	a. has occurred or will occur in offices or on premises, or
	b. has been caused or will be caused by an employee or employees, or
	c. has arisen or will arise out of the assets or liabilities acquired unless the INSURED

		i.	gives the UNDERWRITER written notice
			of the proposed consolidation, merger or
			purchase or acquisition of assets or
			liabilities prior to the proposed effective
			date of such action, and
		ii.	obtains the written consent of the
			UNDERWRITER to extend some or all of the
			coverage provided by this bond to such
			additional exposure, and
		iii.	on obtaining such consent pays to the UNDERWRITER
			an additional premium.

15.	CHANGE OF CONTROL - NOTICE TO UNDERWRITER

	When the INSURED learns of a change in control
	(other than in an Investment Company), as set forth in
	Section 2(a) (9) of the Investment Company Act of 1940, the INSURED shall within thirty (30) days give written notice to the UNDERWRITER setting forth:

	a. the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),
	b. the total number of voting securities owned by the transferors and the transferees
	     (or the beneficial owners), both immediately before and after the transfer, and
	c.   the total number of outstanding voting securities.

	Failure to give the required notice shall result in termination of coverage for any loss involving a transferee,
	 to be effective on the date of such change in control.

16.	REPRESENTATIONS MADE BY INSURED

	The INSURED represents that all information it has furnished in the APPLICATION for this bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this bond.

	The INSURED must promptly notify the UNDERWRITER of any change in any fact or circumstance which materially affects the risk assumed by the UNDERWRITER under this bond.

	Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for rescission of this bond.

17.	TERMINATION - CANCELLATION

	If the bond is for a sole INSURED, it shall not be terminated or canceled unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission,

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For All the Commitments You Make


	Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.

	If the bond is for a joint INSURED, it shall not be terminated or canceled unless written notice shall have been given by the acting party to the affected party, and by the UNDERWRITER to all INSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty
	(60) days prior to the effective date of such termination or cancellation.

	This bond will terminate as to any one INSURED, other than an Investment Company, immediately on the taking over of such INSURED by a receiver or other liquidator or by State or Federal officials, or immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the INSURED, or assignment for the benefit of creditors of the INSURED, or immediately upon such INSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

	The UNDERWRITER shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the INSURED or pro rata if terminated for any other reason.

	Coverage will terminate as to any Employee:

	a. immediately on any partner, director, trustee, or officer or supervisory employee not acting in collusion with such Employee, learning of any dishonest act committed by such Employee at any time, whether in the employment of the INSURED or otherwise, whether or not such act is of the type covered under this bond, and whether against the INSURED or any other person or entity, or
	b. sixty (60) days after the receipt by each INSURED and by the Securities and Exchange Commission, Washington,
	     D.C., of a written notice from the UNDERWRITER of its desire to terminate this bond as to such Employee.

18.	CHANGE OR MODIFICATION

	This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an authorized representative of the UNDERWRITER.

	If this bond is for a sole INSURED, no change or modification which would adversely affect the rights of the INSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

	If this bond is for a joint INSURED, no change or modification which would adversely affect the rights of the INSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange
	Commission, Washington, D.C., by the UNDERWRITER.


					DEFINITIONS

	As used in this bond:

G-131697-A						Page 12 of 15
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CNA
For All the Commitments You Make


	Computer System means:

	  1.	computers, with related peripheral and storage
		components, wherever located,
	  2.	systems and applications software,
	  3.	terminal devices, and
	  4.	related communication networks by which data are
		electronically collected, transmitted, processed, stored, and retrieved.

	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

	Custodian means the institution designed by an Investment
	Company to maintain possession and control of its assets.

	Customer means an individual, corporate, partnership or trust customer shareholder or subscriber of an Investment Company which has a written agreement with the INSURED for Voice
	Initiated Transactions.

	Employee means:

	   1.	an officer of the INSURED,
	   2.	a natural person while in the regular service of
		the INSURED at any of the INSURED'S offices and compensated directly by the INSURED through its
		payroll system and subject to the United States
		Internal Revenue Service Form W-2 or equivalent
		income reporting plans of other countries, and whom
		the INSURED has the right to control and direct both
		as to the result to be accomplished and details and
		means by which such result is
		accomplished in the performance of such service,
	   3.	an attorney retained by the INSURED and an employee
		of such attorney while either is
		performing legal services for the INSURED,
	   4.	a person provided by an employment contractor
		to perform clerical, premises maintenance
		or security duties for the INSURED under the
		INSURED'S supervision at any of the INSURED'S offices
		 or premises,
	   5.	an employee of an institution merged or consolidated
		with the INSURED prior to the
		effective date of this bond,
	   6.	a guest student pursuing studies or performing duties
		in any of the INSURED'S offices,
	   7.	each natural person, partnership or corporation
		authorized by written agreement with
		the INSURED to perform services as electronic data processor of checks or other accounting records
		related to such checks but only while such person, partnership or corporation is actually performing
		such services and not:
		a.   creating, preparing, modifying or maintaining the
		     INSURED'S computer software or programs, or
		b.   acting as transfer agent or in any other agency
		     capacity in issuing checks, drafts or securities
		     for the INSURED,
	  8.	a director or trustee of the INSURED, but only while
		performing acts within the scope of the customary and usual duties of any officer or employee of the INSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the INSURED, or
	  9.	any partner, officer or employee of an investment adviser,
		an underwriter (distributor),
		a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or

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CNA
For All the Commitments You Make


		employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

	The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

	a.	which is not an "affiliated person" (as defined in Section
		2(a) of the Investment Company Act of 1940) of an
		Investment Company or of the investment adviser or underwriter (distributor) of such Investment Company, or
	b.	which is a "bank" (as defined in Section 2(a) of
		the Investment Company Act of 1940).

	This bond does not afford coverage in favor of the employers of persons as set forth in 4. and 7. above, and upon payment to the INSURED by the UNDERWRITER resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the INSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the INSURED to the UNDERWRITER, and the INSURED shall execute all papers necessary to secure to the UNDERWRITER the rights provided for herein.

	Each employer of persons as set forth in 3., 4. and 7. above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 18.

	Independent contractors not specified in 3., 4.,7. above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

	Forgery means the signing of the name of another person or organization with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity, for any purpose.

	Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the NAME OF INSURED on the DECLARATIONS.

	Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

	Larceny or Embezzlement means larceny or embezzlement as set forth in
	Section 37 of the Investment Company Act of 1940.

	Property means money (i.e., currency, coin, bank notes, or Federal Reserve notes); postage and revenue stamps; U.S. Savings Stamps; securities, including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies; deeds;

G-131697-A						Page 14 of 15
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For All the Commitments You Make


	mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, mortgages and instruments; other valuable papers, including books of accounts and other records used by the INSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the INSURED acquired an interest at the time of the INSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the INSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the INSURED is liable therefor.

	Relative means the spouse of an Employee or partner of the INSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

	Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest,ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

	Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

	Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

	Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

	Voice Initiated Transaction(s) means any Voice Initiated Redemption or Voice Initiated Election.


       /s/ Thomas F. Motawed   				/s/Jonathan D. Kantor
       ----------------------   			-----------------------
       Chairman of the Board		 		Secretary


G-131697-A						Page 15 of 15
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CNA

			POLICYHOLDER NOTICE

Ethics and proper business conduct has been the cornerstone of CNA since 1897. While much has changed during the last century, our commitment to these core values has not wavered. We strongly believe that proper business conduct is more than the practice of avoiding wrong; it is also a matter of choosing to do right. Nowhere is this more essential than helping in the fight against terrorism. As such, we are committed to complying with U.S. Department of Treasury Office of Foreign Asset Control (OFAC) requirements.

Through a variety of laws, OFAC administers and enforces economic sanctions against countries and groups of individuals,such as terrorists and narcotics traffickers. These laws prohibit all United States citizens (including corporations and other entities) and permanent residents from engaging in transactions with sanctioned countries and with individuals and entities on the Specially Designated Nationals (SDN) list. Because all U.S. citizens and companies are subject to this law, we wanted to be sure you were aware of its scope and restrictions. If you haven't already done so, you may want to considerdiscussing this issue with your legal counsel to ensure you are in compliance.

For insurance companies, accepting premium from, issuing a policy to, insuring property of, or making a claim payment to an individual or entity that is the subject of U.S.-imposed economic sanctions or trade embargoes usually are violations of these laws and regulations. Fines for violating OFAC requirements can be substantial. CNA has established an OFAC compliance program part which includes the use of exclusionary policy language. We believe this makes good business sense for CNA and you.

Our records indicate that you have insurance coverage coming up for renewal with us. The purpose of this letter is to advise you that your renewal policy includes OFAC exclusionary policy language, which may reduce or eliminate certain coverage. Specifically, if it is determined that your policy violates certain Federal or State laws or regulations, such as the U.S. list of Specially Designated Nationals or Blocked Persons (organizations or individuals associated with terrorist groups), any term or condition of your policy will be null and void to the extent it violates the applicable laws or regulations of the United States.

We're sure you share our commitment to compliance and thank you for your cooperation.

Your policy language reads as follows:

		ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

	1.	Any insured under this Policy, or any person or entity
		claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic
		 or trade sanctions;

	2.	Any claim or suit that is brought in a Sanctioned
		Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

	3.	Any claim or suit that is brought by any Specially
		Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

ENDORSEMENT NUMBER: 1
POLICY NUMBER: 287321571
ISSUED TO: AQR Funds

G-145125-A  (ED. 8/03)
Page 1 of 2

CNA

	4.	Property that is located in a Sanctioned Country or that is
		owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

	5.	Property that is owned by, rented to or in the care, custody
		or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject
		 to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated
Nationals and Blocked Persons issued by the U.S. Treasury Department's
Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.



ENDORSEMENT NUMBER: 1
POLICY NUMBER: 287321571
ISSUED TO: AQR Funds
EFFECTIVE DATE OF ENDORSEMENT: 12/17/2015

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative -----------------------------
(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

G-145125-A (ED. 08/03)
Page 2 of 2


CNA

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

		ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

	1.	Any insured under this Policy, or any person or entity
		claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic
		 or trade sanctions;

	2.	Any claim or suit that is brought in a Sanctioned
		Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

	3.	Any claim or suit that is brought by any Specially
		Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

	4.	Property that is located in a Sanctioned Country or that is
		owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

	5.	Property that is owned by, rented to or in the care, custody
		or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject
		 to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated
Nationals and Blocked Persons issued by the U.S. Treasury Department's
Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.


ENDORSEMENT NUMBER: 2
POLICY NUMBER: 287321571
ISSUED TO: AQR Funds
EFFECTIVE DATE OF ENDORSEMENT: 12/17/2015

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative -----------------------------
(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

G-145184-A (Ed. 6/03)
Page 1 of 1

		INCREASE IN ASSET SIZE ENDORSEMENT

In consideration of the premium paid, it is agreed that the bond is amended as follows:

If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, Investment Company Act and Rules, due to an increase in asset size whether by growth of current funds insured under the bond or by the addition of new funds, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the policy period.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as stated above.



This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

	Must be Completed	Complete Only When This Endorsement Is
				Not Prepared with the Policy or is Not
				to be Effective with the Policy

ENDT. NO.	POLICY NO.	 ISSUED TO 	EFFECTIVE DATE OF
    3	        287321571	 AQR Funds 	THIS ENDORSEMENT
						12/17/2015

CNA
For All the Commitments You Make


				Countersigned by -----------------------
	                                         Authorized Representative
								Page 1 of 1

CNA INSURANCE COMPANIES
PRO-4138-A
(ED. 10/99)



			 INVESTMENT COMPANY BOND

			GROWTH IN SIZE PROVISIONS

In consideration of the premium paid, it is understood and agreed that CONDITIONS AND LIMITATIONS, Section 14. ADDITIONAL OFFICES OR EMPLOYEES CONSOLIDATION, MERGER OR PURCHASE OR ACQUISITION OF ASSETS OR LIABILITIES NOTICE TO UNDERWRITER is amended by the addition of the following:


14.	INCREASE IN SIZE

If an INSURED, other than an Investment Company as defined in the Policy, merges or consolidates with or purchases or acquires assets or liabilities of another entity, there is no coverage under this bond for loss which involves any assets or employees acquired as a result of that transaction unless the INSURED gives the UNDERWRITER written notice of the proposed transaction prior to its proposed effective date and obtains the written consent of the UNDERWRITER to include those assets or employees under this bond and pays the UNDERWRITER any additional premium charged.

If an INSURED creates, other than by acquisition, a new investment company required by the SEC Reg 17g-1 to have coverage of the type afforded by this bond, that investment company will be automatically insured hereunder, provided that the total combined limit of liability for all INSURED covered hereunder,as required by SEC Reg
17g-1, including the newly created investment company does not exceed $3,000,000. If the coverage required for the newly created investment company will exceed that limit, no coverage will be provided hereunder for the investment company without the written consent of the UNDERWRITER.

If an Investment Company requires an increase in limits to comply with SEC Reg. 17g-1 due to an increase in asset size, whether by growth of current funds insured under the bond or by the addition of new funds, that increase in limits shall take place automatically and will be covered until the next Annual Period without payment of additional premium, provided that the total combined limit of liability for all INSUREDS under this bond does not exceed
$3,000,000 after including the increase in limits needed due to the increase in asset size. If the increase in limits needed as a result of the increase in assets will exceed $3,000,000, then the increase will not occur unless written consent of the UNDERWRITER is obtained.

Within 15 days of the end of each Annual Period, each Investment Company insured hereunder shall advise the UNDERWRITER, in writing, of its current asset size as of the conclusion of that Annual Period and shall pay to the UNDERWRITER any additional premium required by it for any newly created investment companies or any increase in limits that will carry into the current Annual Period.


This endorsement, which forms a part of and is for attachment to the following described Policy issued by designated Insurers takes effect of the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

	Must be Completed	Complete Only When This Endorsement Is
				Not Prepared with the Policy or is Not
				to be Effective with the Policy

ENDT. NO.	POLICY NO.	ISSUED TO 	EFFECTIVE DATE OF
    4           287321571	AQR Funds	THIS ENDORSEMENT
						12/17/2015

CNA
For All the Commitments You Make


				Countersigned by -----------------------
	                                         Authorized Representative
								Page 1 of 2

CNA INSURANCE COMPANIES
PRO-4144-A
(ED. 01/00)


DEFINITIONS

Annual Period means each consecutive twelve month period commencing on the effective date of this bond.



	Must be Completed	Complete Only When This Endorsement Is
				Not Prepared with the Policy or is Not
				to be Effective with the Policy

ENDT. NO.	POLICY NO.	 ISSUED TO 	EFFECTIVE DATE OF
     4          287321571	 AQR Funds	THIS ENDORSEMENT
						12/17/2015

CNA
For All the Commitments You Make

				Countersigned by -----------------------
	                                         Authorized Representative
								Page 2 of 2
CNA INSURANCE COMPANIES
PRO-4144-A
(ED. 01/00)



To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 287321571
This rider shall become effective as of 12:01 a.m. standard time as specified on the bond.

STOP PAYMENT LEGAL LIABILITY RIDER

In consideration of the premium paid, it is agreed that the attached bond is hereby amended as follows:

1.	The following is added as an additional Insuring Agreement:

Loss which the Insured shall become legally obligated to pay as damages in connection with any check, note or draft, other than a "travelers check" payable by the Insured, which is drawn, made or accepted by any depositor of the Insured that results directly from:

(a)	compliance or failure to comply with any notice to stop payment;
or
(b)	refusal to pay; or
(c)	failure to give proper notice of dishonor; and

if the Stop Payment Notice was received or presentment was first made to the Insured during the period this rider is in force.

2.	In lieu of the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)	liability assumed by the Insured under any agreement to be
responsible for loss;
(b)	liability arising out of dishonest or fraudulent acts of
officers or employees of the Insured.

3.	The Aggregate Limit of Liability for the coverage provided
by this rider shall be $50,000 it being understood, however, that such liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond subject to that Aggregate Limit.

The Single Loss Limit of Liability is $50,000
and the Single Loss Deductible is $5,000

4.	The Underwriter shall be liable hereunder only for
the amount by which any single Loss exceeds the Single Loss
Deductible amount stated above, but not in excess of the remaining Limit of Liability.

5.	The Underwriter at its sole discretion and upon request
of the Insured, may reinstate the Aggregate Limit of Liability up to the amount stated above after it has been reduced by the payment of loss by the Underwriter. The reinstated limit shall only apply to those stop payment notices received and presentments made after the effective date of reinstatement. The consideration for reinstatement of the Aggregate Limit of Liability shall be:

(a)	payment by the Insured to the Underwriter of an additional
premium; and
(b)	a representation by the Insured to the Underwriter that the
 Insured has given notice to the Underwriter of each loss discovered by the Insured prior to the effective date of the reinstatement, whether or not each loss so discovered exceeds the Deductible Amount applicable to this Insuring Agreement.

6.	The Aggregate Limit of Liability stated above shall not be
increased or reinstated by a recovery of Property made by either the Insured or Underwriter.

7.	If any loss is covered under this Insuring Agreement and
any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.


FIG4126A (6-99)			Policy No: 287321571
Page 2				Endorsement No: 5
Continental Insurance Company	Effective Date: 12/17/2016
Insured Name: AQR Funds CusChangeName.

CNA All Rights Reserved


8.	Coverage under this Insuring Agreement shall terminate upon
termination or cancellation of the bond. Coverage under this Insuring Agreement may also be terminated or canceled, without canceling the bond as an entirety.

(a)	60 days after receipt by the Insured of written notice from
the Underwriter of its desire to terminate or cancel coverage under this rider;

or

(b)	immediately upon receipt by the Underwriter of a written
request for the Insured to terminate or cancel Coverage under this policy.

9.	All other terms and conditions of the bond other than
Section 2. Exclusions, apply to this Insuring Agreement.





All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

FIG4126A (6-99)			Policy No: 287321571
Page 2				Endorsement No: 5
Continental Insurance Company	Effective Date: 12/17/2016
Insured Name: AQR Funds CusChangeName.

CNA All Rights Reserved

UNAUTHORIZED SIGNATURE RIDER


In consideration of the premium paid for this Bond, it is agreed as follows:

1.	The following is added to the INSURING AGREEMENT section:

UNAUTHORIZED SIGNATURE

	1. 	Loss resulting by reason of the Insured having accepted,
paid or cashed any check or withdrawal order or draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

	2. 	It shall be a condition precedent to the Insured's
right of recovery under this rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2. 	The following is added to Section 4. LIMIT OF LIABILITY:

The Limit of Liability for the coverage provided by this rider shall be $50,000, subject to a single loss deductible of $5,000, provided however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 4. of the Declarations of the attached bond.

All other terms and conditions of the Policy remain unchanged.


This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.


By Authorized Representative ________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)


GSL5304XX (12-04)			Policy No: 287321571
Page 1					Endorsement No: 6
Continental Insurance Company		Effective Date: 12/17/2016
Insured Name: AQR Funds CusChangeName.

CNA All Rights Reserved



TELEFACSIMILE TRANSFER FRAUD


It is agreed that:

1.	The attached bond is amended by adding an Insuring Clause as follows:

TELEFACSIMILE TRANSFER FRAUD COVERAGE

Loss resulting directly from the INSURED having, in good faith, transferred or delivered Funds, certificated securities or uncertificated securities through a Computer System covered under the terms of the Computer Systems Coverage in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

	(1)	purports and reasonably appears to have originated from

		(a)	a Customer of the INSURED,

		(b)	another financial institution, or

		(c)	another office of the INSURED

		but, in fact, was not originated by the Customer or entity whose identification it bears and

	(2)	contains a valid test code which proves to have
		been used by a person who was not authorized to make use of it and,

	(3)	contains the name of a person authorized to initiate
		such transfer,

provided that, if the transfer was in excess of $50,000, the instruction was verified by a call-back according to a prearranged procedure.

In this Insuring Clause, Customer means an entity or individual which has a written agreement with the INSURED authorizing the INSURED to rely on Telefacsimile Device instructions to initiate transfers and has provided the INSURED with the names of persons authorized to initiate such transfers, and with which the INSURED has established an instruction verification mechanism, and Funds means money on deposit in an account.

2.	In addition to the Conditions and Limitations in the bond
and Insuring Clause 8. Computer Systems Coverage, the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Clause :

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

This Insuring Clause does not cover loss resulting directly or indirectly from the assumption of liability by the INSURED by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Clause and would be imposed on the INSURED regardless of the existence of the contract.

Proof of loss for claim under the Telefacsimile Transfer Fraud
Insuring Clause must include a copy of the document reproduced by the Telefacsimile Device.


GSL8007XX (2-06)			Policy No: 287321571
Page 1					Endorsement No: 7
Continental Insurance Company		Effective Date: 12/17/2016
Insured Name: AQR Funds CusChangeName.

CNA All Rights Reserved


Accepted:




All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.


By Authorized Representative _________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)


GSL8007XX (2-06)			Policy No: 287321571
Page 2					Endorsement No: 7
Continental Insurance Company		Effective Date: 12/17/2016
Insured Name: AQR Funds CusChangeName.

CNA All Rights Reserved


VOICE INITIATED TRANSFER FRAUD


	It is agreed that:

1.	The attached bond is amended by adding an Insuring Agreement as follows:

VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer's account through a Computer
System covered under the terms of the Computer System Fraud Insuring
Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from
	(1)	an officer, director, partner or employee of a Customer
	of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,
	(2)	an individual person who is a Customer of the Insured,
	or
	(3)	an Employee of the Insured in another office of the
	Insured who was authorized by the Insured to instruct other Employees
	of the Insured to transfer Funds, and was received by an Employee of
	the Insured specifically designated to receive and act upon such
	instructions,
	but the voice instruction was not from a person described
	in (1), (2), or (3) above, provided that
		(i)	such voice instruction was electronically
		recorded by the Insured and required password(s) or code
		word(s) given; and
		(ii)	if the transfer was in excess of $50,000,
		the voice instruction was verified by a call-back according
		to a prearranged procedure.
In this Insuring Agreement:
	(A)	Customer means an entity or individual which
has a written agreement with the Insured authorizing the
Insured to rely on voice instructions to make transfers and
which has provided the Insured with the names of persons
authorized to initiate such transfers and with which the
Insured has established an instruction verification mechanism.
	(B)	Funds means Money on deposit in an account.



This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

Must be Completed
ENDT. NO.	POLICY NO.
8		287321571


Complete Only When This Endorsement Is Not Prepared with the Policy or is Not to be Effective with the Policy

ISSUED TO	EFFECTIVE DATE OF
AQR Funds	THIS ENDORSEMENT
		12/17/2015

CNA For All the Commitments You Make

Countersigned by _____________________
		Authorized Representative
Page 1 of 2
CNA INSURANCE COMPANIES
SR 6184a
(ED. 12/93)



2.	In addition to the Conditions and Limitations
in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Voice Initiated Transfer Fraud Insuring Agreement:
This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.
Proof of loss for claim under the Voice Initiated Transfer Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call was required.



Accepted:





VOICE INITIATED TRANSFER FRAUD INSURING AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM 24.
REVISED DECEMBER, 1993.




This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

Must be Completed
ENDT. NO.	POLICY NO.
8		287321571


Complete Only When This Endorsement Is Not Prepared with the Policy or is Not to be Effective with the Policy

ISSUED TO	EFFECTIVE DATE OF
AQR Funds	THIS ENDORSEMENT
		12/17/2015

CNA For All the Commitments You Make

Countersigned by _____________________
		Authorized Representative
Page 1 of 2
CNA INSURANCE COMPANIES
SR 6184a
(ED. 12/93)


CLAIMS EXPENSE COVERAGE


It is agreed that:

1.  Insuring Agreement (A) FIDELITY is amended by adding the following:


CLAIMS EXPENSE Coverage $50,000 with respect to any Single Loss;
however, such Limit of Liability shall be part of and not in addition to the Single Loss Limit of Liability shown in Item 4 of the Declarations.


Reasonable and necessary expenses incurred and paid by the Insured, with prior approval from the Underwriter, in preparing any claim for a loss payable pursuant to Insuring Agreement (A) FIDELITY, but which loss exceeds the Single Loss Deductible for Insuring Agreement (A) FIDELITY shown in Item 4 of the Declarations.

2. Section 2(u). EXCLUSIONS is deleted in its entirety and replaced with the following:

(u)  all fees, costs and expenses incurred by the Insured
(1) in establishing the existence or amount of loss covered under this bond, except to the extent covered under Insuring
Agreement (A) FIDELITY entitled CLAIMS EXPENSE, or
(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered under this bond.




All other provisions of this bond remain unchanged.



This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

Must be Completed
ENDT. NO.	POLICY NO.
9		287321571


Complete Only When This Endorsement Is Not Prepared with the Policy or is Not to be Effective with the Policy

ISSUED TO	EFFECTIVE DATE OF
AQR Funds	THIS ENDORSEMENT
		12/17/2015

CNA For All the Commitments You Make

Countersigned by _____________________
		Authorized Representative
Page 1 of 1
CNA INSURANCE COMPANIES
FIG-4029-A
(ED. 06/98)


COMPUTER SYSTEMS FRAUD



It is agreed that:

1.	The attached bond is amended by adding an Insuring Agreement
	as follows:
COMPUTER SYSTEMS FRAUD
Loss resulting directly from a fraudulent
	(1)	entry of Electronic Data or Computer Program into, or
	(2)	change of Electronic Data or Computer Program within
	any Computer System operated by the Insured, whether owned or leased;
	or any Computer System identified in the application for this bond;
	or a Computer System first used by the Insured during the Bond
	Period, as provided by General Agreement B of this bond;
	provided that the entry or change causes
		(i)	Property to be transferred, paid or delivered,
		(ii)	an account of the Insured, or of its customer, to be
		added, deleted, debited or credited, or
		(iii)	an unauthorized account or a fictitious account to be
		debited or credited.
	In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.
2.	In addition to the Conditions and Limitations in the bond, the
	following, applicable to the Computer Systems Fraud Insuring Agreement, are added:
DEFINITIONS
	(A)	Computer Program means a set of related electronic
	instructions which direct the operations and functions of a computer
	or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;
	(B)	Computer System means
		(1)	computers with related peripheral components,
			including storage components wherever located,
		(2)	systems and applications software,



This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

Must be Completed
ENDT. NO.	POLICY NO.
9		287321571


Complete Only When This Endorsement Is Not Prepared with the Policy or is Not to be Effective with the Policy

ISSUED TO	EFFECTIVE DATE OF
AQR Funds	THIS ENDORSEMENT
		12/17/2015

CNA For All the Commitments You Make

Countersigned by _____________________
		Authorized Representative
Page 1 of 3
CNA INSURANCE COMPANIES
SR 6196
(ED. 12/93)


		(3)	terminal devices, and
		(4)	related communication networks
		by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;
	(C)	Electronic Data means facts or information converted to
	a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

	(A)	loss resulting directly or indirectly from the
	assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems
	Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;
	(B)	loss resulting directly or indirectly from negotiable
	instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation
	in the preparation of Electronic Data or manually keyed into a
	data terminal;
	(C)	loss resulting directly or indirectly from
		(1)	mechanical failure, faulty construction, error
		in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or
		(2)	failure or breakdown of electronic data processing
		media, or
		(3)	error or omission in programming or processing;
	(D)	loss resulting directly or indirectly from the input of
	Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;
	(E)	loss resulting directly or indirectly from the theft of
	confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving




This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

Must be Completed
ENDT. NO.	POLICY NO.
8		287321571


Complete Only When This Endorsement Is Not Prepared with the Policy or is Not to be Effective with the Policy

ISSUED TO	EFFECTIVE DATE OF
AQR Funds	THIS ENDORSEMENT
		12/17/2015

CNA For All the Commitments You Make

Countersigned by _____________________
		Authorized Representative
Page 2 of 3
CNA INSURANCE COMPANIES
SR 6184a
(ED. 12/93)






unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

3.	The exclusion below, found in financial institution
bonds forms 14 and 25, does not apply to the Computer
Systems Fraud Insuring Agreement.
"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement
(A);"

Accepted:


COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS.
14, 15 AND 25.
ADOPTED DECEMBER, 1993.




This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

Must be Completed
ENDT. NO.	POLICY NO.
8		287321571


Complete Only When This Endorsement Is Not Prepared with the Policy or is Not to be Effective with the Policy

ISSUED TO	EFFECTIVE DATE OF
AQR Funds	THIS ENDORSEMENT
		12/17/2015

CNA For All the Commitments You Make

Countersigned by _____________________
		Authorized Representative
Page 3 of 3
CNA INSURANCE COMPANIES
SR 6184a
(ED. 12/93)




To be attached to and form part of Investment Company
Fidelity Bond/Form 14 in favor of 287321571

It is agreed that:

1.	The attached bond is amended by adding an additional
Insuring Agreement as follows:

AUTOMATED PHONE SYSTEM

-	Loss caused by an Automated Phone System ("APS")
Transaction, made with the manifest intent to deceive the Insured provided that the Insured maintains and follows all APS Designated Procedures with respect to APS Transactions.
An unintentional isolated failure of the Insured to maintain and follow a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement.

1.	Definitions: The following terms used in this Insuring
Agreement shall have the following meanings:

a.	"APS Transaction" means any APS Redemption, APS Exchange
or APS Election.

b.	"APS Redemption" means any redemption of Investment
Company shares issued by an Insured which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

c.	"APS Election" means any election concerning dividend
options available to Fund Shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

d.	"APS Exchange" means any exchange of shares in a
registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

e.	"APS Designated Procedures" means all of the
following procedures:

(1)	Election in Application: No APS Transaction shall
be executed unless the shareholder requesting the transaction has previously elected by written notice to permit such APS
Redemption.

(2)	Logging: All APS Transaction requests shall be
logged or otherwise recorded, so as to preserve all of the information transmitted by the individual caller in the course of such a request, and the records shall be retained for at least six months.

Information contained in the records shall be capable of being retrieved through audio tape or the transactions shall be stored on computer disks.

Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3)	Identity Test: The identity of the caller in
any request for an APS Transaction shall be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number ("PIN").


FIG4124A (6-99)
Page 1Continental Insurance Company
Insured Name: AQR Funds CusChangeName

Policy No: 		287321571
Endorsement No: 	6
Effective Date: 	12/17/2016
CNA  All Rights Reserved.



(4)	Limited Attempts to Enter PIN: If the caller
fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts within the immediate succeeding 24 hour period to enter the PIN.

(5)	Written Confirmation: A written confirmation
of any APS Transaction shall be mailed to the shareholder(s) requesting the transaction, at the original record address by the end of the Insured's next regular processing cycle, but in no event later than five business days following the APS Transaction.


(6)	Access to APS Equipment: Access to the equipment
which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:


2.	Exclusions: In addition to the other exclusions
and limitations in the policy, the following exclusions apply to this Insuring Agreement cover:

a.	Any loss covered under Insuring Agreement A.
"Fidelity", of this Bond;

b.	Any loss resulting from:

(1)	The redemption of shares, where the proceeds
of such redemption are made payable to other than

(I)	the shareholder of record, or
(II)	a person officially Designated to receive redemption
proceeds, or
(III)	a bank account officially Designated to receive
redemption proceeds, or

(2)	The redemption of shares, where the proceeds of
such redemption are paid by check mailed to any address, unless such address has either been designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption, or

(3)	The redemption of shares, where the proceeds of
such redemption are paid by wire transfer to other than the shareholder's officially Designated bank account, or

(4)	the failure to adhere to one or more APS
designated procedures.

2.	Nothing herein contained shall be held to vary,
alter, waive, or extend any of the terms, limitations, conditions or provisions of the attached bond other than above stated.

3.	This rider shall become effective as of 12:01 a.m.
on 12/17/2015 standard time as specified in the bond.



All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

FIG4124A (6-99)
Page 2Continental Insurance Company
Insured Name: AQR FundsCusChangeName

Policy No: 		287321571
Endorsement No: 	6
Effective Date: 	12/17/2016
CNA  All Rights Reserved.